MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, WA 98052

August 5, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Martin James, Kate Tillan, David Burton

Re:	Comment Letter Dated July 26, 2016
MicroVision, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 8, 2016
File No. 1-34170

Ladies and Gentlemen:

MicroVision, Inc. (the “Company”) hereby submits this response to the comment letter dated July 26, 2016 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comments in italics below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue recognition, page 15

1.	We note that you only describe your accounting for product revenue, contract revenue and development revenue. Considering the fact that revenue from license agreements represented approximately 13% of total revenue in 2015, please expand your discussion in future filings to include a description of your accounting for royalty revenue.

Response to Comment 1:

In response to the Staff’s comment, in future filings the Company will expand its discussion to include a description of its accounting for royalty revenue.

Securities and Exchange Commission Division of Corporation Finance	August 5, 2016

Results of Operations

Cost of product revenue and contract revenue, page 18

2.	Please expand these sections in future filings to discuss the composition of these costs, including a description of the significant components of direct costs and allocated indirect costs. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response to Comment 2:

In response to the Staff’s comment, in future filings the Company will expand these sections to discuss the composition of these costs, including a description of the significant components of direct costs and allocated indirect costs.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventory, page 31

3.	Please refer to ASC 330-10-30-9 and tell us the method used to determine the cost of your inventories (e.g., FIFO). Provide the disclosures required by ASC 330-10-50-1 in future filings.

Response to Comment 3:

The Company advises the Staff that the cost of inventory is computed using the first-in, first-out (FIFO) method.

In response to the Staff’s comment, in future filings the Company will provide the disclosures required by ASC 330-10-50-1.

Concentration of Credit Risk and Major Customers and Suppliers, page 33

4.	You disclose that you had two customers in 2014 and 2013 that accounted for 65% and 86% of your revenue, respectively. Consistent with ASC 280-10-50-42, in future filings when revenues from transactions with a single external customer amount to 10 percent or more of your total revenues, please disclose that fact along with the total amount of revenues from that customer.

Response to Comment 4:

In response to the Staff’s comment, in future filings, when revenues from transactions with a single external customer amount to 10 percent or more of the Company’s total revenues, the Company will disclose that fact along with the total amount of revenues from that customer.

Securities and Exchange Commission Division of Corporation Finance	August 5, 2016

Note 3. Long-term Contracts, page 36

5.	We note that in March 2015 you signed a license agreement with Sony to grant a non-exclusive license to your technology. We further note that you received an $8 million upfront license fee and expect to recognize the amount into revenue over a period of eight years. As we note that you recorded royalty revenues of approximately $1.2 million in fiscal 2015, please tell us the amount of the royalty revenue that related to the upfront fee, the amount of the upfront fee you expect to recognize in each of the remaining years of the agreement and explain to us how the unrecognized portion of the upfront fee was presented on your balance sheet as of December 31, 2015.

Response to Comment 5:

The Company advises the Staff that the amount of royalty revenues recognized in fiscal 2015 related to the upfront fee was $849,000. We expect to recognize the upfront fee on a straight line basis over the term of the agreement, resulting in recognition of approximately $1.0 million ($999,000 to $1,002,000 depending upon leap years) in royalty revenue resulting from the upfront fee in each of the years from 2016 through 2022, and we expect to recognize the residual $151,000 of the upfront fee during the first fiscal quarter of 2023. On the balance sheet as of December 31, 2015, $1,002,000 of the unrecognized portion of the upfront fee was presented as the current portion of deferred revenue, and the remaining $6,149,000 was presented as the non-current portion of deferred revenue.

*     *     *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions relating to the foregoing, please contact the undersigned at (425) 882-6625, Joel Freedman of Ropes & Gray LLP at (617) 951-7309, or Tom Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,

MicroVision, Inc.

By:	/s/ Stephen P. Holt
Name:	Stephen P. Holt
Title:	Chief Financial Officer